UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
___________________________

THE BEAUTY HEALTH COMPANY
(Name of Issuer)
___________________________

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88331L 108
(CUSIP Number)

MAY 14, 2021
(Date of Event which Requires Filing of this Statement)
___________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)

    Rule 13d-1(c)

    Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 88331L 108
1.	Name of Reporting Person: BLS Investor Group LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) (b)
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5 Sole Voting Power: 0 (1) 6. Shared Voting Power: 0 7. Sole Dispositive Power: 0 (1) 8. Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
11.	Percent of Class Represented By Amount In Row (9): 0%
12.	Type of Reporting Person: CO
(1)    Reflects the distribution by BLS Investor Group LLC of all of its 11,500,000 shares of Class A Common Stock and all of its 9,333,333 warrants to purchase shares of Class A Common Stock (“Warrants”) to its members without consideration in accordance with their respective interests.

CUSIP No.: 88331L 108
1.	Name of Reporting Person: Brenton L Saunders
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) (b)
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5 Sole Voting Power: 13,169,818(1) 6. Shared Voting Power: 0 7. Sole Dispositive Power: 13,169,818 (1) 8. Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,169,818 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
11.	Percent of Class Represented By Amount In Row (9): 10.1% (2)
12.	Type of Reporting Person: IN
(1)    Represents an aggregate of 8,336,485 shares of Class A Common Stock and 4,833,333 Warrants, with (a) 5,533,534 shares of Class A Common Stock and 3,166,666 Warrants held directly by Mr. Saunders, (b) 1,681,771 shares of Class A Common Stock and 1,000,000 Warrants held by Triplet Enterprise III, LLC (“Triplet”), as to which Mr. Saunders is the managing member, and (c) 1,121,180 shares of Class A Common Stock and 666,667 Warrants held by the Saunders Family Trust (“Saunders Trust”), as to which Mr. Saunders exercises voting and dispositive control. Mr. Saunders disclaims beneficial ownership interest of such shares held by the Triplet and the Saunders Trust except to any pecuniary interest therein.
(2)    Based upon 125,329,053 shares of the Issuer’s Common Stock outstanding after the Issuer’s business combination that closed on May 4, 2021, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 10, 2021.

Item 1.(a)    Name of Issuer:

The Beauty Health Company, a Delaware corporation (the “Issuer”), formerly known as Vesper Healthcare Acquisition Corp.

i.Address of Issuer's Principal Executive Offices:

2165 Spring Street
Long Beach, CA 90806

Item 2.(a)    Name of Person Filing:

BLS Investor Group LLC
Brenton L Saunders

i.Address or Principal Business Office or, if none, Residence:

BLS Investor Group
1819 West Avenue, Bay 2
Miami Beach, FL 33139

Brenton L Saunders
2165 Spring Street
Long Beach, CA 90806

ii.Citizenship or Place of Organization:

BLS Investor Group is a Delaware limited liability company.
Brenton L. Saunders is a United States citizen

iii.Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share.

iv.CUSIP Number:

88331L 108
Item 3.If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.Ownership:

BLS Investor Group LLC has ceased being a beneficial owner of the Issuer’s securities as of 5/14/2021.
The following sets forth the aggregate number and percentage of the class of securities of the Issuer beneficially owned by Brenton L. Saunders:

(a)	Amount beneficially owned:	13,169,818	(1)
(b)	Percent of class:	10.1%	(2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	13,169,818	(1)
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	13,169,818	(1)
	(iv) Shared power to dispose or to direct the disposition of:	0
 (1)    Represents an aggregate of 8,336,485 shares of Class A Common Stock and 4,833,333 Warrants, with (a) 5,533,534 shares of Class A Common Stock and 3,166,666 Warrants held directly by Mr. Saunders, (b) 1,681,771 shares of Class A Common Stock and 1,000,000 Warrants held by Triplet, as to which Mr. Saunders is the managing member, and (c) 1,121,180 shares of Class A Common Stock and 666,667 Warrants held by the Saunders Trust, as to which Mr. Saunders exercises voting and dispositive control. Mr. Saunders disclaims beneficial ownership interest of such shares held by the Triplet and the Saunders Trust except to any pecuniary interest therein.
(2)    Based upon 125,329,053 shares of the Issuer’s Common Stock outstanding after the Issuer’s business combination that closed on May 4, 2021, as reported in the Issuer’s Form 8-K filed with the SEC on May 10, 2021.
Item 5.Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person ceased to be a beneficial owner of more than 5 percent of the class of securities, check the following [X].
BLS Investor Group LLC has ceased being a beneficial owner of the Issuer’s securities as of 5/14/2021.

Item 6.Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.Identification and Classification of Members of the Group:

Not applicable.

Item 9.Notice of Dissolution of Group:

Not applicable.

Item 10. Certifications:

Not applicable.

Incorporation by Reference.
    Exhibit 1, Joint Filing Agreement, from the Schedule 13G filed by BLS Investor Group and Brenton L. Saunders with the SEC on February 16, 2021 is hereby incorporated by reference.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2021	BLS INVESTOR GROUP LLC, a Delaware limited liability company /s/ Brenton L. Saunders By: Brenton L. Saunders Its: Managing Member
/s/ Brenton L. Saunders Brenton L. Saunders